Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-191543 on Form S-4 of our report dated March 15, 2013, relating to the combined financial statements of Ally Financial Inc.’s International Operations, as of December 31, 2012 and 2011, and for the three years in the period ended December 31, 2012 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the basis of presentation and transactions with affiliates of Ally Financial Inc.), included in General Motors Financial Company, Inc.’s Current Report on Form 8-K/A filed on August 19, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

December 6, 2013